UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Leonard A. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (see Item 4)
	6	SHARED VOTING POWER	3,101,338 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0 (see Item 4)
	8	SHARED DISPOSITIVE POWER	3,101,338 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,101,338 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.3% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 2 of 7 pages

Item 1(a).        Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).        Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)        Name of Person Filing:

Leonard A. Lauder (the “Reporting Person”)

Item 2 (b)        Address of Principal Business Office or, if none, Residence:

767 Fifth Avenue
New York, NY 10153

Item 2 (c)        Citizenship:

United States of America

Item 2 (d)        Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

518439 10 4

Item 3.            Not applicable

Item 4.            Ownership

(a)
As of December 31, 2013, the Reporting Person beneficially owned 3,101,338 shares of Class A Common Stock as follows: (i) 2,876,338 shares of Class A Common Stock held indirectly as a co-trustee of the Leonard A. Lauder 2013 Revocable Trust (“LAL 2013 Revocable Trust”); and (ii) 225,000 shares of Class A Common Stock held indirectly as president of the The American Art Foundation, Inc. (“AAF”). The Reporting Person disclaims beneficial ownership of: (i) 2,876,338 shares of Class A Common Stock held indirectly as a co-trustee of the LAL 2013 Revocable Trust; and (ii) 225,000 shares of Class A Common Stock held indirectly as president of AAF. The shares owned by AAF are not covered by the Stockholders’ Agreement (as defined below).

(b)
The responses of the Reporting Person to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders. The 3,101,338 shares of Class A Common Stock beneficially owned by the Reporting Person constitute 0.2% of the aggregate voting power of the Issuer.

(c)	The responses of the Reporting Person to Rows (5) through (8) of the cover pages of this Schedule 13G are incorporated herein by reference. The Reporting Person has shared

Page 3 of 7 pages

voting and dispositive power with respect to: 3,101,338 shares of Class A Common Stock held indirectly by the Reporting Person.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

The Reporting Person, as a co-trustee of the LAL 2013 Revocable Trust, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the 2,876,338 shares of Class A Common Stock directly owned by the LAL 2013 Revocable Trust. In addition, the Reporting Person also may be deemed to have power to vote or dispose, or direct the vote or disposition, of the Class A Common Stock owned by the LAL 2013 Revocable Trust because the Reporting Person can revoke the LAL 2013 Revocable Trust with respect to the shares and receive them as a distribution.

The Reporting Person also, as President of AAF, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 225,000 shares of Class A Common Stock owned by AAF.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable

Item 8.            Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.            Notice of Dissolution of Group

Not Applicable

Item 10.          Certifications

Not Applicable

Page 4 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2014

/s/ Leonard A. Lauder
Leonard A. Lauder

Page 5 of 7 pages

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement (as of December 31, 2013)

Page 6 of 7 pages

EXHIBIT A

List of Parties to the Stockholders’ Agreement (as of December 31, 2013)

Leonard A. Lauder, (a) individually and (b) as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, and (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as (a) Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust and (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Page 7 of 7 pages